

May 13, 2024

John Morberg
Executive Vice President, Chief Financial Officer, and Secretary
LIFECORE BIOMEDICAL, INC.
3515 Lyman Boulevard
Chaska, Minnesota 55318

> **Re: LIFECORE BIOMEDICAL, INC.**
> **Form 10-K for the Fiscal Year Ended May 28, 2023**
> **Filed March 20, 2024**
> **File No. 000-27446**

Dear John Morberg:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 28, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 23

1. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each factor contributed to the overall change in that line item, including any offsetting factors. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you disclose that the changes in gross profit from fiscal year 2022 to fiscal year 2023 were due primarily to decreased revenue and an unfavorable sales mix. To the extent possible, quantify the impact of each contributing factor in dollars and/or margin percentage, disclose the reasons driving these changes, and provide greater transparency into the material components and potential variability of your cost of product sales and gross profit.

Non-GAAP Financial Information and Reconciliations, page 27

2.   We note that in your presentation of Consolidated Adjusted EBITDA, you have
        adjustments for the following items:

        • transition costs from the corporate headquarters relocation and the transition to
          Lifecore Biomedical in FY2023 and FY2022;
        • consolidating and optimizing or transitioning operations associated with Project
          SWIFT in FY2021 through FY2023;
        • one-time expenses incurred in the Lifecore production process in FY2023;
        • financial advisor and legal fees related to litigation expenses in FY2022; and
        • consolidating and transitioning operations associated with the Curation Foods
          business in FY2021.

        Please explain to us the nature of each of these costs and tell us why you believe they do
        not represent normal recurring operating expenses. See Question 100.01 of the SEC
        Staff's C&DI on Non-GAAP Financial Measures.

        In addition, we note your disclosure of historical adjusted EBITDA margin and forward-
        looking adjusted EBITDA and adjusted EBITDA margin in your April 2024 investor
        presentation. Please revise your future other public disclosures, such as investor
        presentations, to reconcile any non-GAAP measures to the most comparable GAAP
        measure. Or, alternatively, for forward-looking non-GAAP measures, disclose that the
        reconciliation cannot be provided without unreasonable efforts. See Rule 100(a) of
        Regulation G.

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies
Revenue Recognition, page 79

3.   We note your disclosure on page 109 that you restated the Lifecore segment revenues and
        cost of sales in FY2022 and FY2021 to gross up revenues and cost of sales for certain
        performance obligations for which the Company acted as a principal in the arrangements.
        Please tell us your considerations of disclosing revenue recognition policies related to
        revenues recognized gross as a principal or net as an agent and the related disaggregated
        revenues.

Related Party Transactions, page 81

4.   We note your related party transaction disclosures of sales to Alcon Research, LLC and
        the related accounts receivable. Please identify on the face of your consolidated balance
        sheets, consolidated statements of operations, consolidated statements of comprehensive
        loss, and consolidated statements of cash flows the amounts of all related party
        transactions and balances in future filings pursuant to Rule 4-08(k) of Regulation S-X.

General

5.   We note that you are delinquent in filing your Forms 10-Q for the quarterly periods ended August 27, 2023, November 26, 2023, and February 25, 2024. Please file the required reports.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Stephany Yang at 202-551-3167 or Kevin Woody at 202-551-3629 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing